213040F\5600NA5.13D


CUSIP No.  78348310      13D Page 3 of 6 Pages











               SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549

                          Schedule 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 5)


                     Ryan, Beck & Co., Inc.
                        (Name of Issuer)

             Common Stock, par value $.10 per share
                 (Title of Class of Securities)

                            78348310
                         (CUSIP Number)

                        Matthew R. Naula
                         80 Main Street
                        West Orange, NJ
                         (201) 325-3000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                               June 8, 1995
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D,  and  is  filing this  schedule  because  of  Rule
13d-1(b)(3) or (4), check the following box x.

Check the following box if a fee is being paid with the statement
x. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

Note:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Matthew R. Naula
          ###-##-#### (Social Security Number)

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)  o

                                                       (b)  x


3         SEC USE ONLY


4         SOURCE OF FUNDS*

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

o


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New Jersey
          United States of America

               7    SOLE VOTING POWER
NUMBER OF
SHARES                         -0-
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY
EACH                           -0-
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON
WITH                           140,000
               10   SHARED DISPOSITIVE POWER

                                                         -0-
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING
PERSON

                     140,000
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                          o



13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.53%
14        TYPE OF REPORTING PERSON*

                     IN



Item 1.  Security and Issuer.

           This statement ("Statement") constitutes Amendment No.

5  on  Schedule  13D, dated November 23, 1990,  relating  to  the

Common  Stock, $.10 par value per share (the "Common Stock"),  of

Ryan Beck & Co., Inc., a corporation organized and existing under the  laws of the State of New Jersey (the "Issuer"), beneficially owned  by  Matthew R. Naula.  The Issuer is a financial  services company  and a National Association of Securities Dealers  member

broker-dealer.   The address of the Issuer's principal  executive

offices is 80 Main Street, West Orange, New Jersey 07052.

Item 2.  Identity and Background

           The  person filing this Statement is Matthew R.  Naula

("Mr. Naula" or the "Reporting Person").

           Set forth below is certain information relating to Mr.

Naula.

                    (a)  Name:  Matthew R. Naula.

                     (b)  Business Address:  80 Main Street, West

                Orange, New Jersey  07052.

                    (c)  Mr. Naula's present principal occupation

                is  Executive Vice President and Director of  the

                Issuer.

                (d)-(e) During the past five years, the Reporting

            Person has not been convicted in any criminal

                         proceeding nor been a party to any civil

                proceeding  of a judicial or administrative  body

                of  competent jurisdiction as a result  of  which

                he,  was  or is subject to a judgment, decree  or

                final  order enjoining future violations  of,  or

                prohibiting  or mandating activities subject  to,

                federal  or state securities laws or finding  any

                violation with respect to such laws.

                     (f)   Mr.  Naula is a citizen of the  United

                States of America.

Item 3. Source and Amount of Funds and Other Consideration.

         The shares of Common Stock which are the subject of this

Statement  were acquired by the Reporting Person in a  series  of private transactions using personal funds.

Item 4. Purpose of Transaction.

         On March 7, 1995, Mr. Naula sold 30,000 shares of Common

Stock   at  a price of $6.75 per share for an aggregate total  of

$202,500.   On  June  8, 1995, Mr. Naula sold 200,000  shares  of

Common  Stock in two separate transactions at a price  of  $6.375 per  share and 30,000 shares of Common Stock at a price of  $6.46

per   share   for   an  aggregate  total  of  $1,468,800.    Such

transactions  were consummated for the purpose  of  restructuring

Mr. Naula's investment portfolio.

         On  or  about March 15, 1994, Mr. Naula entered into  an

Amended  and  Restated Stock Pooling Agreement (the  "Agreement")

with   Bruce   M.   Chodash  and  Fenwick  H.  Garvey,   each   a

shareholder/director/   executive   officer   of    the    Issuer

(collectively,  the  "Signatories") relating  to  all  shares  of

Common  Stock  and  the  Company's Voting Cumulative  Convertible

Preferred Stock, Series A (the "Series A Preferred Shares")  then owned or subsequently acquired by the Signatories.  The Agreement provides, in pertinent part, that Mr. Garvey would have the right to  vote all shares of Common Stock and Series A Preferred  Stock beneficially  owned by the Signatories solely in connection  with the election of directors from the date of such Agreement through the  annual  meeting of the Issuer's shareholders to be  held  in fiscal  year  1999,  unless Mr. Garvey ceased  to  be  the  Chief

Executive  Officer of the Issuer.  In such case  Mr.  Garvey,  as

Voting  Trustee under the Agreement, would be required  vote  the subject  shares in accordance with the wishes of  the  holder  or holders  of  a  majority  of  the shares  held  pursuant  to  the

Agreement.

         Effective October 11, 1994, Mr. Garvey, relinquished the

offices  of President and Chief Executive Officer of the  Issuer.

As  a  result, Mr. Garvey is required to vote the shares reported herein and subject to the Agreement in accordance with the wishes of the holder or holders of a majority of such shares.

         On  October  11, 1994, Mr. Naula directly owned  420,700

shares  of Common Stock, which together with the shares of Common

Stock  and/or Series A Preferred Stock held by Mr. Garvey or  Mr.

Chodash  constituted  a  majority of the shares  subject  to  the

Agreement.  As a result of (i) the transactions reported  herein,

(ii)  the  sale by Mr. Naula of 10,700 shares of Common Stock  on

November  28, 1994 and 10,000 shares of Common Stock on  December

8, 1994 and (ii) the transactions reported on Amendment No. 13 to

Schedule  13D  filed  by  Mr. Garvey concurrently  herewith,  Mr.

Chodash  now  holds  a  majority of the  shares  subject  to  the

Agreement.   Mr.  Naula cannot direct the voting  of  the  shares

subject to the Agreement and, therefore, can no longer be  deemed to have shared voting power with respect to the shares subject to the  Agreement or to beneficially own the shares subject  to  the

Agreement  (other than the 140,000 shares owned directly  by  Mr.

Naula).

         In  the  future, the Reporting Person in the future  may

purchase additional shares of Common Stock and/or may sell shares of  Common  Stock  in  the  open market, in  privately-negotiated

transactions,   or  otherwise.   Whether  the  Reporting   Person

purchases and/or sells shares of Common Stock in the future,  and the amount and timing of any such purchases and/or sales, if any,

will  depend  on the Reporting Person's continuing assessment  of pertinent  factors, including, without limitation, the following:

regulatory,  legal and other considerations; the availability  of shares  of Common Stock for purchase at particular price  levels;

the    Issuer's   business;   other   business   and   investment

opportunities   available  to  the  Reporting  Person;   economic

conditions;  stock  market  and  money  market  conditions;   the

availability  and  cost  of  financing;  and,  other  plans   and

requirements of the Reporting Person.

         The  Reporting Person, in his capacity as a stockholder,

does  not  have  any present plans or proposals, based  upon  the ownership of shares of Common Stock reported herein or otherwise,

which  relate  to,  or  would result  in:  (a)  an  extraordinary corporate  transaction,  such  as  a  merger,  reorganization  or liquidation  involving the Issuer; (b) a sale or  transfer  of  a material  amount of the assets of the Issuer or its subsidiaries;

(c) any change in the present board of directors or management of the Issuer; (d) any material change in the present capitalization or  dividend policy of the Issuer; (e) any other material changes in  the Issuer's corporate structure or business; (f) any changes in  the  Issuer's  charter, bylaws, or instruments  corresponding thereto  or  other actions which might impede the acquisition  of control of the Issuer by any person; (g) a class of securities of the  Issuer  ceasing to be authorized to be quoted in  an  inter-

dealer  quotation  system  of  a registered  national  securities association;  (h)  a  class of equity securities  of  the  Issuer becoming eligible for termination of registration pursuant to the

Securities Exchange Act of 1934, as amended (the "Exchange Act"),

or (i) any action similar to any of those enumerated above.

         Based  upon the present position of the Reporting Person

as  Executive  Vice President and a Director of the  Issuer,  the

Reporting Person is limited in his ability to buy and sell shares of  Common Stock due to certain constraints which result from the provisions of the Exchange Act concerning such issues as  insider

trading  and  "short-swing  profit"  recapture.   Notwithstanding

anything else contained herein to the contrary, the ownership  of the  shares  of  Common  Stock by the Reporting  Person  reported herein  and the existence of the Agreement could have the  effect of  1)  perpetuating  present management of the  Issuer;  and  2)

inhibiting  business  combinations attempted  without  the  prior

approval   of   the  Issuer's  board  of  directors,  unsolicited

takeovers and/or changes in control of the Issuer.

Item 5. Interest in Securities of the Issuer.

        As of the date hereof, and as a result of the sale of the

shares of Common Stock reported herein, pursuant to Rule 13d-3(d)

under  the Exchange Act, Mr. Naula may be deemed to directly  own

140,000   shares   of  Common  Stock.   Such  shares   constitute

approximately 4.53% of the Issuer's outstanding shares of  Common

Stock, as calculated pursuant to Rule 13d-3 (based upon 3,088,149 shares  of Common Stock outstanding as reported by the Issuer  on its  Annual Report on Form 10-QSB for the quarter ended March 31,

1995) entitled to vote as a class upon all matters submitted  for a vote to the shareholders of the Company.

         All  shares of Common Stock reported herein as  directly

beneficially  owned by Mr. Naula are subject  to  the  Agreement.

Mr.  Naula  has sole dispositive power as to all such  shares  of

Common Stock and shared voting power as to none of such shares.

         The  transactions of the Reporting Person in the  Common

Stock during the past sixty (60) days are reported on Schedule  A attached hereto.

Item 6. Contracts,  Arrangements, Understandings or Relationships

        with Respect to the Issuer.

         Except  as  described above in Item 4 of this  Statement

with  respect  to  the authority of Mr. Garvey, pursuant  to  the

Agreement,  to  vote  all  shares subject  to  the  Agreement  in connection with the election of directors in accordance with  the wishes  of  the holder of the majority of such shares,  no  other contracts,  arrangements, understandings or relationships  (legal or  otherwise)  exist among the Reporting Person  and  any  other person  with respect to any securities of the Issuer,  including,

but  not  limited  to,  the transfer or voting  of  any  of  such securities, finders' fees, joint ventures, loan or option arrange ments,  puts or calls, guarantees of profits, division or profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        None.

                           SIGNATURE



         After reasonable inquiry and to the best of my knowledge

and  belief,  I  certify that the information set forth  in  this

Schedule 13D is true, complete and correct.



DATE: July __, 1995




                                     Matthew R. Naula



                           SCHEDULE A
                     to Amendment No. 5 to
                   Statement on Schedule 13D,
                      dated July __, 1995





           Transactions in the Issuer's Common Stock
            effected during the 60 day period prior
                        to June 8, 1995



TABLE FORMAT

               No. of Shares of Com
Date of        mon Stock             Price Per Share
Transaction           Sold

June 8, 1995        200,000               $6.375
                     30,000               $6.46

STATE OF                 :
                    :    SS
COUNTY OF           :

         On  this  ____ day of ______, 1995, personally  appeared

before  me,  a  Notary  Public in and for the  state  and  county aforesaid,  Matthew R. Naula, known to me to be the person  whose name is subscribed to the within instrument and who affirmed  and swore  before  me under oath that he executed the  same  for  the purposes therein indicated.








                                 Notary Public
                                 My Commission Expires:


(Notarial Seal)